FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2005
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

1/17

Gemplus reports strong second quarter 2005 results:
Operating income more than triples
Second quarter 2005 highlights:
•	Operating income more than tripled, to 22.4 million euros.

•	Strong revenue growth in all core businesses: up 12.2% year-on-year, even in comparison to robust sales in the quarter a year ago.

•	Highest gross margin in 4 years: 33.9%, up 1.6 percentage point year-on-year.

•	Large improvement in attributable net income: 21.8 million euros.

•	Setec acquisition finalized.
Luxembourg, July 27, 2005 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today reported results for the second quarter ended June 30, 2005.

			Year-on-year
In millions of euros	Q2 2005	Q2 2004	change
Net sales	236.2	210.5	+12.2%
Adjusted for currency fluctuations, disposals and acquisitions[1]			+11.3%
Gross profit	80.0	68.0	+17.6%
Gross margin	33.9%	32.3%	+1.6 ppt
Operating expenses	57.6	61.2	-5.8%
Operating income	22.4	6.8	+227.7%
Operating margin	9.5%	3.2%	+6.3 ppts
Attributable net income	21.8	1.1	NM
Free cash flow excluding non-recurring items[2]	23.7	5.7	+318.8%

Cash and cash equivalents	373.5	383.1	-2.5%

	Per share data (in euros)
Earnings per share (fully diluted)	0.04	0.00	NM
Commenting on the performance for the second quarter 2005, Alex Mandl, President and Chief Executive Officer, said: “This was the ninth consecutive quarter of continuous strong progress for Gemplus, highlighted by a threefold increase in operating income. The top line grew at a double digit rate, even though we had strong sales for the quarter a year ago. This confirms the positive outlook we have for the remainder of the year. We are also very pleased with the strong customer endorsement of our quantum-leap technology, GemXplore

[1]	Setec is consolidated starting June 1st, 2005

[2]	Free cash flow excluding non recurring items is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments).
2/17

Generations. Regarding ID & Security, the doubling of revenues supports our confidence and strong emphasis on this market.”
Second quarter 2005 financial review
•	Income statement
Second quarter 2005 highlights:
•	Strong revenue growth led by the Americas and EMEA[3]: up 11.3%, adjusted[4].

•	Highest gross margin in 4 years: 33.9%, up 1.6 percentage points year-on-year.

•	Operating income more than tripled to 22.4 million euros.

•	Large improvement in attributable net income: 21.8 million euros.
Net sales rose 11.3% year-on-year, even compared to robust sales in the second quarter 2004, which were up 25% year-on-year, after adjusting for currency fluctuations, acquisitions and disposals. Sales grew in all core businesses.
On a geographical basis, wireless drove a 50.7% year-on-year revenue growth in the Americas, after adjusting for currency fluctuations, acquisitions and disposals. In EMEA, adjusted net sales increased by 5.4%, year-on-year, and were down 15.7% in Asia.
Gross margin was up 1.6 percentage point year-on-year, to 33.9%, the highest in 4 years. This was driven by a favorable business mix and improved manufacturing efficiency.
Operating expenses5 decreased 5.8% year-on-year to 57.6 million euros, mainly due to the reversal of a 5.2 million euros litigation provision. Excluding this reversal and the consolidation of Setec, operating expenses were stable.
Consequently, operating margin tripled to 9.5%. Excluding the reversal of the litigation provision, operating margin was 7.3%, up 4.1 percentage points.
Attributable net income grew to 21.8 million euros.
•	Balance sheet and cash flow statement
Second quarter 2005 highlights:
•	Robust free cash flow before non-recurring items of 23.7 million euros.

•	Continuous strong cash position, at 373.5 million euros.
The Group’s cash position remains strong at 373.5 million euros. Compared to March 31, 2005, cash is down 21.6 million euros, reflecting a 58 million euros net outflow related to the acquisition of Setec, partly compensated by the release of 22.5 million euros from an escrow account in relation to the successful outcome of a litigation.

[3]	Europe, Middle-East, Africa

[4]	After adjusting for currency fluctuations, acquisitions and disposals.

[5]	Includes 2.1 million euros of goodwill amortization and restructuring expenses in the second quarter 2004, and the expensing of stock options from the first quarter 2005.
3/17

Segment analysis
•	Telecom
Second quarter 2005 highlights:
•	Record sales in wireless: shipments up 44% year-on-year, to 85.8 million units.

•	Wireless gross margin remains strong: above 40%.

•	Strong improvement in operating margin: up 3.0 percentage points to 12.9%, reflecting strong revenue growth in wireless and flat operating expenses.

				Adjusted[4]
In millions of euros	Q2 2005	Q2 2004	% change	change (%)
Wireless products & services net sales	150.2	135.0	+11.3%	+13.0%
Wireless gross profit	60.6	54.2	+11.8%
Wireless gross margin	40.4%	40.2%	+0.2 ppt
Prepaid phone cards & scratchcards net sales	13.0	19.0	-31.6%	N/A
Prepaid phone cards & scratchcards gross profit	0.8	0.9	-7.3%
Prepaid phone cards & scratchcards gross margin	6.4%	4.7%	+1.7 ppts
Telecom net sales	163.2	154.0	+6.0%	+6.7%
Telecom gross profit	61.4	55.1	+11.5%
Telecom gross margin	37.6%	35.8%	+1.8 ppts
Telecom operating expenses	40.3	39.9	+1.2%
As a % of sales	24.7%	25.9%	-1.2 ppt
Telecom operating profit	21.1	15.2	+38.5%
Operating margin	12.9%	9.9%	+3.0 ppts
Wireless continues to grow significantly. Adjusted4 revenue increased 13.0% year-on-year, even compared to strong sales in the second quarter 2004, which were up 45.5% year-on-year4.
Wireless shipments grew 44% year-on-year to 85.8 million units, driven by market share gains in North and Latin America, and in emerging markets in EMEA.
Wireless product mix continued to improve: the share of high-end card shipments rose significantly year-on-year, accounting for 48% of the total in the second quarter 2005, compared with 33% in the second quarter 2004 and 44% in the first quarter 2005.
Wireless average selling price (ASP) was down 20.6% year-on-year and 10.9% quarter-on-quarter, both currency adjusted. Product mix improvement did not fully compensate for strong price pressure.
Wireless gross margin was stable year-on-year, due to stronger volume, lower chip purchasing prices and improved manufacturing efficiency, compensating for price pressure.
Telecom gross margin improved 1.8 percentage points year-on-year, led by a more favorable business mix.
4/17

Operating expenses were almost flat year-on-year. Therefore, operating profit rose 38.5% and the operating margin was up 3.0 percentage points, to 12.9%.
•	Financial Services
Second quarter 2005 highlights:
•	Strong revenue growth: +16%, adjusted[4] .

•	The EMV[6] deployment continues: broad activity in all regions.

				Adjusted[4]
In millions of euros	Q2 2005	Q2 2004	% change	change (%)
Net sales	50.3	44.7	+12.4%	+16.0%
Gross profit	10.2	8.8	+15.7%
Gross margin as a % of sales	20.3%	19.7%	+0.6 ppt
Operating expenses	7.3	13.5	-46.2%
As a % of sales	14.4%	30.2%	-15.8 ppts
Operating profit	2.9	-4.7	NM
Operating margin as a % of sales	5.8%	-10.5%	+16.3 ppts
Bank cards continued to grow very strongly, driven by broad activity in EMV deployment across all regions, particularly in the UK and Turkey. This quarter saw the first EMV shipments by Gemplus to the Netherlands, Italy and Japan.
In total, Gemplus shipped 16.8 million units of payment microprocessor cards, up 30% year-on-year. Payment microprocessor card revenue rose 31% year-on-year.
The decline in operating expenses reflects the impact of the reversal of a 5.2 million euros provision related to a litigation.
•	Identity and Security
Second quarter 2005 highlights:
•	Revenue almost doubled, year-on-year.

•	A major milestone was achieved in the UAE national ID project.

				Adjusted[4]
In millions of euros	Q2 2005	Q2 2004	% change	change (%)
Net sales	22.7	11.8	+92.1%	+66.5%
Gross profit	8.4	4.1	+103.9%
Gross margin as a % of sales	37.1%	34.9%	+2.2 ppts
Operating expenses	10.0	7.8	+28.1%
As a % of sales	44.3%	66.5%	-22.2 ppts
Operating profit	-1.6	-3.7	NM
Operating margin as a % of sales	-7.3%	-31.6%	+24.3 ppts

[6]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.
5/17

Revenue almost doubled, led by shipment of ID cards to the United Arab Emirates and the acquisition of Setec, which is consolidated starting June 1st, 2005.
Even excluding Setec, this quarter is the best quarter ever for this segment, with a 66.5% revenue growth after adjusting for currency fluctuations, acquisitions and disposals. This was mainly driven by substantial high-end card deliveries: UAE and also Royal Oman Police, the US Department of Defense and Boeing.
The increase in operating expenses is mainly due to Setec.
First half 2005 financial review
•	Net sales up 5.3%, despite robust sales a year ago.

•	Gross margin up 1.4 percentage points, to 33.1%.

•	Operating income almost tripled, to 29.9 million euros.

				Adjusted[4]
In millions of euros	H1 2005	H1 2004	% change	change (%)
Net sales	429.3	407.8	+5.3%	+4.6%
Of which Telecom	307.5	300.6	+2.3%	+2.3%
Of which Financial Services	88.2	85.1	+3.7%	+6.8%
Of which ID & Security	33.6	22.1	+51.8%	+38.7%
Gross profit	141.9	129.3	+9.8%	NA
Gross margin	33.1%	31.7%	+1.4 ppts	NA
Operating expenses	112.0	118.9	-5.8%	NA
As a % of sales	26.1%	29.2%	-3.1 ppts	NA
Operating profit	29.9	10.4	+188.1%
Operating margin	7.0%	2.5%	+4.5 ppts	NA
Attributable net income	29.0	1.4	NM
Sales in the first half 2005 grew 5.3% compared to a year ago. All core businesses saw favorable revenue momentum.
On a geographical basis, wireless drove a 27.4% revenue growth in the Americas, after adjusting for currency fluctuations, acquisitions and disposals. In EMEA, adjusted revenue increased by 4.6% but was down 14.6% in Asia.
Gross margin was up 1.4 percentage points year-on-year, to 33.1%, reflecting a favorable business mix and improved manufacturing efficiency.
Operating expenses decreased 5.8% mainly driven by the reversal of a 5.2 million euros litigation provision.
Consequently, operating margin almost tripled to 7.0% and attributable net income quadrupled, to 29.0 million euros.
6/17

Outlook
The Group continues to see strong momentum in its core markets. Notwithstanding the apparent slow start in the first quarter, Gemplus expects to increase revenue, excluding acquisitions, by around 10% in 2005, despite continuous selling price pressure.
The Company continues to focus on cost efficiency and is confident to show very strong improvement on operating income in 2005.
The Group also expects the Financial Services and ID & Security business units to become profitable in 2006.
With excellent second quarter results, the Group proves it is well on track to realize its mid-term objective of a 10% operating margin in 2007.
Business Highlights
•	Telecom
On the strength of Gemplus’ quantum-leap technology, GemXplore Generations, which was launched in the first quarter 2005, the Company has been selected as the exclusive development partner by the T-Mobile group for its next generation card platform. This will be the basis for T-Mobile’s future card and service deployment for its customers.
The SIM is increasingly valuable when linked to the wider network infrastructure via Over The Air (OTA) platforms. H3G Australia demonstrated this when it recently deployed a Gemplus OTA platform to link into the high end SIMs already at work on their 3G network. The first use of this platform was to update the preferred roaming lists in each subscriber’s SIM, following a new national roaming agreement with another Australian operator.
In North America, Gemplus was selected by Cingular to provide (U)SIMs for their 3G migration. Cingular is currently using Gemplus’ SIMs for Enhanced Network Selection and advanced data services for its GSM subscribers.
•	Financial Services
Deployments of EMV made good headway, with several new contracts. In Mexico, Banco Azteca selected Gemplus to deliver biometric smart payment cards, which will store the customer’s photographs and biometric data for identification purposes. In Italy, Setefi (Intesa Group) chose Gemplus for the country’s first mass EMV deployment, with over one million smart payment cards for debit and credit payment applications to be supplied. During the second quarter, Gemplus started the delivery of a new EMV product for JCB, the largest credit card issuer in Japan.
In addition, MasterCard® International granted full certification to Gemplus for its GemInstant PayPassTM solution. This strongly positions Gemplus to take full advantage of the increasing interest from merchants and commercial partners in the MasterCard Paypass scheme in the US and other contactless payment initiatives worldwide.
•	Identity and Security
In France, Gemplus will participate in the French Government’s border control initiative, “Biodev”, by supplying its GemBorder contactless smart card technology. The cards use ICAO-compliant contactless chip technology for electronic passports and visas and can be used for contactless authentication.
7/17

In the US, Gemplus continues to receive orders from leading systems integrators such as BearingPoint on behalf of Transportation Security Administration and EDS on behalf of several U.S. Federal Government agencies.
•	Research and Development
At the JavaOneSM conference in San Francisco, Gemplus announced a new prototype for the future generation of JavaCardTM products, in a joint presentation with SUN Microsystems, Inc. Designed for use in all market sectors, the card represents Gemplus’ vision of a universal node within any network architecture, facilitating the deployment of complex architectures and the dialogue with internet-based services.
Earnings calendar
Third quarter 2005 results are scheduled to be reported on October 26, 2005, before the opening of Euronext Paris.
Conference Call:
The Company has scheduled a conference call for Wednesday, 27 July 2005 at 2:00 pm CET (1:00 pm GMT and 8:00 am New-York time). Callers may participate in the live conference call by dialing:
+44 (0) 207 365 1850 or +1 718 354 1172 or +33 (0) 1 71 23 04 18

access code 6834417
The slide show will be available on the web site at 12:30 CET (11:30 GMT). The webcast will also be available on the IR section of www.gemplus.com.
Replays of the conference call will be available approximately 3 hours after the conclusion of the conference call until August 10th, 2005 midnight by dialing:
+44 (0) 207 784 1024 or +1 718 354 11 12 or +33 (0) 1 71 23 02 48

access Code: 6834417#
8/17

About Gemplus
Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2004), Frost & Sullivan, Datamonitor.). It has sold over 5 billion smart cards.
With security at its core, and 2400 patents and patent applications produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government and access control.
Gemplus’ revenue in 2004 was 865 million euros.
www.gemplus.com
For more information:

Press
Gemplus
Jane Strachey
Tel: +33 (0) 4 42 36 46 61
Mob: +33 (0) 6 76 49 35 93
Email: jane.strachey@gemplus.com

Edelman
Stephen Benzikie
Tel: +44 (0) 207 344 1325
Mob: +44 (0) 774 003 8929
Email: stephen.benzikie@edelman.com
Investor Relations Gemplus Céline Berthier Tel: +41 (0) 22 544 5054 Email: celine.berthier@gemplus.com Fineo Tel: +33 (0) 1 56 33 32 31 Email: investors@gemplus.com
©2005 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.
Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.
9/17

Gemplus International SA

Gemplus International SA
Press Release — Financial statements
For the quarterly period ended June 30, 2005

10/17

Gemplus International SA

Consolidated Statements of Income

	(in thousands of euros, except shares and per share amounts)
	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Net sales	236,158	210,538	429,260	407,827
Cost of sales	(156,129)	(142,512)	(287,339)	(278,553)

Gross Profit	80,029	68,026	141,921	129,274

Research and development expenses	(16,421)	(16,341)	(29,403)	(32,446)
Selling and marketing expenses	(28,679)	(26,152)	(54,387)	(50,382)
General and administrative expenses	(12,352)	(16,623)	(28,453)	(32,284)
Restructuring expenses	478	(161)	916	27
Other operating income (expense), net	(666)	—	(718)	—
Goodwill amortization and impairment	—	(1,919)	—	(3,822)

Operating income	22,389	6,830	29,876	10,367

Financial income (expense), net	1,681	1,474	3,477	2,807
Share of profit (loss) of associates	(9)	(1,189)	(833)	(3,956)
Other non-operating income (expense), net	(266)	(3,039)	98	(2,754)

Income before taxes	23,795	4,076	32,618	6,464

Income tax expense	(1,242)	(2,251)	(2,946)	(3,726)

NET INCOME	22,553	1,825	29,672	2,738

Attributable to:
Equity holders of the Company	21,760	1,073	29,003	1,403
Minority interest	793	752	669	1,335

Net income per share attributable to equity holders of the Company (in euros)
Basic	0.04	0.00	0.05	0.00
Diluted	0.04	0.00	0.05	0.00

Shares used in net income per share calculation:
Basic	611,014,686	606,862,474	609,027,112	606,435,835
Diluted	624,130,718	619,719,484	623,269,017	621,135,793
Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2004 Annual Report for further details.
11/17

Gemplus International SA

Consolidated Balance Sheets

	(in thousands of euros)
	June 30,	December 31,
	2005	2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	373,527	388,430
Trade accounts receivable, net	181,396	148,512
Inventory, net	111,790	115,610
Derivative financial instruments	3,407	33,387
Other current receivables	75,420	66,160
Total current assets	745,540	752,099

Non-current assets:
Property, plant and equipment, net	157,212	148,916
Customer contracts and technology, net	17,911	—
Goodwill, net	87,664	28,197
Deferred development costs, net	20,487	19,222
Other intangible assets, net	7,243	8,965
Deferred tax assets	7,270	6,264
Investments in associates	18,970	12,864
Available-for-sale financial assets, net	5,178	4,752
Other non-current receivables, net	46,087	43,900
Total non-current assets	368,022	273,080

TOTAL ASSETS	1,113,562	1,025,179

LIABILITIES
Current liabilities:
Accounts payable	107,711	94,025
Salaries, wages and related items	50,078	55,199
Current portion of provisions and other liabilities	76,901	50,217
Current income tax liabilities	30,322	25,708
Current obligations under finance leases	5,833	6,005
Total current liabilities	270,845	231,154

Non-current liabilities:
Non-current obligations under finance leases	30,650	33,663
Non-current portion of provisions	26,131	25,696
Other non-current liabilities	16,786	13,353
Total non-current liabilities	73,567	72,712

Shareholders’ equity:
Ordinary shares	132,925	128,643
Additional paid-in capital	1,068,100	1,031,558
Retained earnings	(434,771)	(459,560)
Other comprehensive income	(6,748)	11,956
Less, cost of treasury shares	(1,985)	(1,985)

Equity attributable to equity holders of the Company	757,521	710,612

Minority interest	11,629	10,701

Total shareholders’ equity	769,150	721,313

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,113,562	1,025,179

Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2004 Annual Report for further details.
12/17

Gemplus International SA

Consolidated Statements of Cash Flows

	(in thousands of euros)
	Six months ended
	June 30,
	2005	2004
	(unaudited)
Cash flows from operating activities:

Net income	29,672	2,738
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment	18,990	28,914
Changes in non-current portion of provisions and other liabilities, excluding restructuring	484	(144)
Deferred income taxes	(1,478)	1,670
(Gain) / loss on sale and disposal of assets	418	787
Share of (profit) loss of associates	772	3,956
Other, net	(1,471)	(2,340)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(10,161)	4,485
Trade accounts payable and related current assets	4,375	16,125
Inventories	16,248	(24,609)
Value-added and income taxes	(2,653)	11,764
Salaries, wages and other	(11,445)	3,286
Restricted cash	23,427	(21,952)
Restructuring reserve payable	(9,226)	(19,410)

Net cash from operating activities	57,952	5,270

Cash flows from investing activities:
Sale / (Purchase) of activities net of cash disposed / acquired	(60,123)	—
Other investments	(758)	(901)
Purchase of property, plant and equipment	(8,981)	(9,677)
Purchase of other assets	(850)	(970)
Change in non-trade accounts payable and other	2,612	(288)

Net cash used for investing activities	(68,100)	(11,836)

Cash flows from financing activities:
Proceeds from exercise of share options	1,256	1,288
Payments on long-term borrowings	(138)	—
Proceeds from sales-leaseback operations	—	957
Principal payments on obligations under finance leases	(2,952)	(2,857)
Increase (decrease) in bank overdrafts	(241)	831
Dividends paid by subsidiaries to minority shareholders	(1,048)	(1,214)
Changes in non-trade accounts payables on financing activities	133	—

Net cash used for financing activities	(2,990)	(995)

Effect of exchange rate changes on cash	(1,765)	14
Net increase (decrease) in cash and cash equivalents	(13,138)	(7,561)
Cash and cash equivalents, beginning of the period	388,430	390,684

Cash and cash equivalents, end of the period	373,527	383,137

13/17

Gemplus International SA

1)	Accounting principles:
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).
2)	Segment information
2.1)     Second Quarter 2005 compared with Second Quarter 2004
2.1.1)  Operating Segments
Three months ended

	(in millions of euros)
	June 30,		June 30,		Adjusted
Net sales	2005		2004	% change	change (%)(*)
Telecommunications	163.2		154.0	6%	7%
Financial Services	50.3		44.7	13%	16%
Identity and Security	22.7		11.8	92%	67%

Total	236.2		210.5	12%	11%

	(in millions of euros)
	June 30,	(% of net	June 30,	(% of net
Gross profit	2005	sales)	2004	sales)	% change
Telecommunications	61.4	38%	55.1	36%	12%
Financial Services	10.2	20%	8.8	20%	16%
Identity and Security	8.4	37%	4.1	35%	104%

Total	80.0	34%	68.0	32%	18%

	(in millions of euros)
	June 30,	(% of net	June 30,	(% of net
Operating expenses	2005	sales)	2004	sales)	% change
Telecommunications	(40.3)	25%	(39.9)	26%	1%
Financial Services	(7.3)	14%	(13.5)	30%	-46%
Identity and Security	(10.0)	44%	(7.8)	66%	28%

Total	(57.6)	24%	(61.2)	29%	-6%

	(in millions of euros)
					Change in
	June 30,		June 30,		Operating
Operating income (loss)	2005		2004		income (loss)
Telecommunications	21.1		15.2		5.9
Financial Services	2.9		(4.7)		7.6
Identity and Security	(1.6)		(3.7)		2.1

Total	22.4		6.8		15.6

(*)	Adjusted for currency fluctuations, disposals & acquisitions
2.1.2)  Geographical Segments
Three months ended

	(in millions of euros)
	June 30,	June 30,		Adjusted
Net sales	2005	2004	% change	change (%)(*)
Europe, Middle East and Africa	121.0	109.6	10%	5%
Asia	41.6	50.1	-17%	-16%
Americas	73.6	50.8	45%	51%

Total	236.2	210.5	12%	11%

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Gemplus International SA

2.2)     First-half 2005 compared with First-half 2004
2.2.1)  Operating Segments
Six months ended

	(in millions of euros)
	June 30,		June 30,		Adjusted
Net sales	2005		2004	% change	change (%)(*)
Telecommunications	307.5		300.6	2%	2%
Financial Services	88.2		85.1	4%	7%
Identity and Security	33.6		22.1	52%	39%

Total	429.3		407.8	5%	5%

	(in millions of euros)
	June 30,	(% of net	June 30,	(% of net
Gross profit	2005	sales)	2004	sales)	% change
Telecommunications	113.7	37%	104.8	35%	9%
Financial Services	16.0	18%	18.0	21%	-11%
Identity and Security	12.2	36%	6.5	29%	87%

Total	141.9	33%	129.3	32%	10%

	(in millions of euros)
	June 30,	(% of net	June 30,	(% of net
Operating expenses	2005	sales)	2004	sales)	% change
Telecommunications	(76.1)	25%	(77.7)	26%	-2%
Financial Services	(17.7)	20%	(25.4)	30%	-30%
Identity and Security	(18.2)	54%	(15.8)	72%	15%

Total	(112.0)	26%	(118.9)	29%	-6%

	(in millions of euros)
					Change in
	June 30,		June 30,		Operating
Operating income (loss)	2005		2004		income (loss)
Telecommunications	37.6		27.1		10.5
Financial Services	(1.7)		(7.4)		5.7
Identity and Security	(6.0)		(9.3)		3.3

Total	29.9		10.4		19.5

(*)	Adjusted for currency fluctuations, disposals & acquisitions
2.2.2)  Geographical Segments
Six months ended

	(in millions of euros)
	June 30,	June 30,		Adjusted
Net sales	2005	2004	% change	change (%)(*)
Europe, Middle East and Africa	220.4	206.0	7%	5%
Asia	87.9	103.2	-15%	-15%
Americas	121.0	98.6	23%	27%

Total	429.3	407.8	5%	5%

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Gemplus International SA

	(in millions of euros)
				% change
	March 31,	March 31,		currency
Net sales	2005	2004	% change	adjusted
Europe, Middle East and Africa	99.3	96.4	3%	1%
Asia	46.4	53.1	-13%	-14%
Americas	47.4	47.8	-1%	3%

Total	193.1	197.3	-2%	-3%

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Gemplus International SA

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 27 July, 2005	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer

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